

January 13, 2021

Michael Kliger
Chief Executive Officer
MYT Netherlands Parent B.V.
Einsteinring 9
85609 Aschheim/Munich
Germany

>   **Re: MYT Netherlands Parent B.V.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed January 12, 2021**
>   **File No. 333-251765**

Dear Mr. Kliger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2021 letter.

Amended Registration Statement on Form F-1

Risk Factors, page 23

1.   We note your revisions in response to prior comment 3. You state that the exclusive forum provision in your Articles of Association does not apply to claims under the federal securities laws. While the portion of Article 42 of your Articles of Association that you describe in this risk factor (Article 42.1) may not apply to such claims, it appears that Article 42.3 does apply to such claims; please revise the risk factor to describe the provision set forth in Article 42.3. In addition, please revise to clarify that the risks you describe in this risk factor apply to all of the exclusive forum provisions that are described in this risk factor, and not only to the provisions under Dutch law and Article 42.1 of your

Articles of Association. Finally, please revise to discuss any uncertainty as to whether a court would enforce the provisions in your Articles and deposit agreement.

Capitalization, page 70

2.   Please revise to remove the caption relating to cash from your presentation of capitalization pursuant to Item 3.B of Form 20-F.

Consolidated Financial Statement, page F-1

3.   Please tell us your consideration of the guidance in SAB Topic 4:C and IAS 33.64 related to the 70,190.687 for one share split of your ordinary shares, which will become effective prior to the completion of this offering.

Exhibits

4.   It appears that exhibits 8.1, 8.2 and 8.3 are intended to be short form tax opinions. Please amend your disclosure in the section entitled "Material Tax Consequences" to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. See Section III.B.2. of Staff Legal Bulletin 19, available on our public website.

 You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Roger Bivans